UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.)*
Stellantis N.V.

(Name of Issuer)
Common Shares, nominal value €0.01 per share

(Title of Class of Securities)
N82405106

(CUSIP Number)
Sophie Paquin
Bpifrance Participations S.A.
27-31 avenue du Général Leclerc
94710 Maisons-Alfort Cedex
France
+33 1 53 89 55 73
With a copy to:
Daniel Hurstel
Gabriel Flandin
Willkie Farr & Gallagher LLP
21-23 rue de la Ville l'Evêque
75008 Paris
+33 1 53 43 45 00

 ((Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 16, 2021

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N82405106
1.	Name of Reporting Person Lion Participations S.A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,703,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,703,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) OO

* Percentage calculated based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info.

CUSIP No. N82405106
1.	Name of Reporting Person Bpifrance Participations S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,703,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,703,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) OO

* Percentage calculated based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info.

CUSIP No. N82405106
1.	Name of Reporting Person Bpifrance S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,703,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,703,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) OO

* Percentage calculated based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info.

CUSIP No. N82405106
1.	Name of Reporting Person Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,558
	8.	Shared Voting Power 202,036,101
	9.	Sole Dispositive Power 6,558
	10.	Shared Dispositive Power 202,036,101
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 202,042,659
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.5%*
14.	Type of Reporting Person (See Instructions) OO

* Percentage calculated based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info.

CUSIP No. N82405106
1.	Name of Reporting Person EPIC Bpifrance
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 192,703,907
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 192,703,907
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,703,907
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%*
14.	Type of Reporting Person (See Instructions) OO

* Percentage calculated based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info.

Item 1. Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the Ordinary Shares, nominal value €0.01 per share (the “Common Shares”) of Stellantis N.V. (the “Issuer”). The Issuer’s principal executive offices are located at Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands.
Item 2. Identity and Background.
(a) This Schedule 13D is filed jointly by
(i) Lion Participations S.A.S., a société par actions simplifiée incorporated under the laws of the Republic of France (“Lion Participations”),
(ii) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”),
(iii) Bpifrance S.A. (“Bpifrance”), a société anonyme incorporated under the laws of the Republic of France,
(iv) Caisse des Dépôts et Consignations, a French special public entity (établissement spécial) (“CDC”), and
(v) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”).
Lion Participations, Bpifrance Participations, Bpifrance, CDC and EPIC are referred to in this Schedule 13D individually as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.
(b) The principal address for Lion Participations is 6-8 boulevard Haussmann 75009 Paris, France. The principal address for Bpifrance Participations, Bpifrance and EPIC is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. The principal address for CDC is 56, rue de Lille, 75007 Paris, France.
(c) Lions Participations is principally a French holding company without its own independent operations and a wholly-owned subsidiary of Bpifrance Participations. Bpifrance Participations is a French public company principally engaged in the business of equity financing via direct investments or fund of funds and a wholly-owned subsidiary of Bpifrance. Bpifrance is a French financial institution principally engaged in the provision of financing to businesses. CDC and EPIC each hold 49.3% of the share capital of Bpifrance and jointly control Bpifrance. CDC is principally engaged in the business of long-term investments. EPIC is a French public institution of industrial and commercial nature principally engaged in the holding of Bpifrance’s shares.
Attached as Appendices A, B, C, D and E is information concerning the executive officers and directors of Lion Participations, Bpifrance Participations, Bpifrance, CDC and EPIC, respectively, which is incorporated by reference into this Item 2.
(d)-(e) None of the Reporting Persons, nor, to the best of their knowledge, any of the persons named in Appendices A, B, C, D and E attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
On January 16, 2021, pursuant to that certain Combination Agreement, dated as of December 17, 2019, by and between Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. (“PSA”) (as amended September 14, 2020, the “Combination Agreement”), PSA merged with and into FCA (the “Merger”) with FCA surviving the Merger as the Issuer and renamed “Stellantis N.V.”
Upon consummation of the Merger, each share of PSA ordinary stock (“PSA Shares”) outstanding immediately prior to the Merger converted into the right to receive 1.742 Common Shares.
In accordance with the terms of the Combination Agreement, upon consummation of the Merger, the 110,622,220 PSA Shares held by Lion Participations converted into 192,703,907 Common Shares (the “Direct Lion Shares”), and (ii) the 5,357,175 PSA shares held by CDC, as a result of its ownership stake in CNP Assurances S.A. and La Banque Postale S.A., converted into 9,332,194 Common Shares (the “Indirect CDC Shares”).
The foregoing description of the Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 2 hereto and incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
Lion Participations acquired the Direct Lion Shares as part of the Merger described above. CDC acquired the Indirect CDC Shares as part of the Merger described above. Item 3 is incorporated by reference into this Item 4. Additionally, CDC previously acquired 6,558 Common Shares (the “Direct CDC Shares”) for investment purposes.
Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.
Item 5. Interest in Securities of the Issuer.
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.
The percentages set forth in this Item 5 are based on 3,119,934,695 Common Shares outstanding as of January 22, 2021 at 4PM EST, as reported by the Issuer at https://www.stellantis.com/en/investors/stock-and-shareholder-info/stock-info
(a) and (b) As a result of the Merger, each Reporting Person other than CDC beneficially owns, and may be deemed to have shared voting and dispositive power with respect to, 192,703,907 Common Shares, which represents 6.2% of the issued and outstanding Common Shares. As a result of the Merger, CDC beneficially owns, and may be deemed to have shared voting and dispositive power with respect to, 202,042,659 Common Shares, which represents 6.5% of the issued and outstanding Common Shares. The Reporting Persons other than CDC disclaim beneficial ownership of the Indirect CDC Shares and the Direct CDC Shares.
(c) There have been no reportable transactions with respect to the Common Shares of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Pursuant to the Articles of Association of the Issuer (the “AOA”), so long as Bpifrance and any affiliate of Bpifrance that is controlled by Bpifrance (collectively, “BPI”), jointly hold 5% or more of the issued and outstanding Common Shares, and Bpifrance has not undergone a Change of Control (as defined in the AOA), the board of directors of the Issuer (the “Board”) will include a director nominated by Bpifrance. Notwithstanding the foregoing, if at any time within the 6 years following the closing of the Merger, (a) Common Shares held by BPI represent between 4% and 5% of the issued and outstanding Common Shares; (b) Établissements Peugeot Frère, FFP S.A. and their affiliates (collectively, “EPF/FFP”), have not lost their right to nominate a director to the Board pursuant to the AOA; and (c) the number of Common Shares held by BPI and EPF/FFP represents, in aggregate, 8% or more of the issued and outstanding Common Shares, BPI will maintain its right to nominate a director to the Board. In connection with the Merger, Bpifrance nominated, and the shareholders of the Issuer elected, Nicolas Dufourcq to the Board. The AOA further provides that a shareholder of the Company will be eligible to receive a special voting share of the Issuer, which entitles the shareholder to exercise 1 additional vote in a vote of the Common Shares, for each Common Share held without interruption for a 3-year period and registered in the “Loyalty Register” of the Company. The Reporting Persons have registered the Direct Lion Shares in the Loyalty Register. The foregoing description of the AOA does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 3 hereto and incorporated by reference into this Item 6.
In connection with the Merger, Lion Participations and Bpifrance Participations entered into a letter agreement, dated December 17, 2019 (the “Letter Agreement”) with PSA, setting forth, among other things, the following undertakings relating to the Merger and the future governance of the Issuer: support of the Merger; a 7-year prohibition against the acquisition of, and solicitation of proxies for, Common Shares; and a 3-year transfer restriction, subject to an exception permitting the transfer of PSA Shares (prior to the Merger) or Common Shares (following the Merger) amounting to no more than 2.5% of the Common Shares to persons unaffiliated with Lion Participations and Bpifrance Participations. The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 4 hereto and incorporated by reference into this Item 6.
On January 25, 2021, the Reporting Persons entered into the Joint Filing Agreement, in which the Reporting Persons agreed to the joint filing of statements on Schedule 13D with respect to the securities of the Issuer. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 1 hereto and incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
1 – Joint Filing Agreement.
2 – Combination Agreement (Incorporated by reference to Exhibit 2.1 of the Registration Statement on Form F-4 filed by FCA with the U.S. Securities and Exchange Commission on November 20, 2020 (the “Registration Statement”)).
3 – AOA (Incorporated by reference to Exhibit 3.3 of the Registration Statement).
4 – Letter Agreement (Incorporated by reference to Exhibit 10.4 of the Registration Statement).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2021
Lion Participations S.A.S.
By: Bpifrance Participations S.A.

	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	Chief Executive Officer of Bpifrance Participations

Bpifrance Participations S.A.

	By:	/s/ Boubakar Dione
Name: Boubakar Dione
Title: Group Director of Legal Affairs

Bpifrance S.A.

	By:	/s/ Boubakar Dione
Name: Boubakar Dione
Title: Group Director of Legal Affairs

Caisse des Dépôts

	By:	/s/ Laurence Giraudon
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer Finance and Operations Department Asset Management Division

EPIC Bpifrance

	By:	/s/ Boubakar Dione
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

APPENDIX A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
LION PARTICIPATIONS S.A.S.
The name, business address and present principal occupation or employment of each of the directors and executive officers of Lion Participations S.A.S. are set forth below. The business address of each director and executive officer is Lion Participations S.A., 6-8 boulevard Haussmann 75009 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.
DIRECTOR
Name	Present Principal Occupation or Employment

BPIFRANCE PARTICIPATIONS S.A	Chairman, sole shareholder

APPENDIX B
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
BPIFRANCE PARTICIPATIONS S.A.
The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.
BOARD OF DIRECTORS
Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

VIRGINIE FERNANDES	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

SOPHIE STABILE	Director, Founder and CEO of Révérence

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance
EXECUTIVE OFFICERS
Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

APPENDIX C
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
BPIFRANCE S.A.
The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.
DIRECTORS
Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Group Finance Director of the Caisse des Dépôts

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

BERNARD DELPIT	Director, Chief Financial Officer of Safran

ANNABEL ANDRE	Director, Vice-president of the Regional Council of Auvergne-Rhone-Alpes, delegate for the economy and companies

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, in charge of strategic holdings at Caisse des Dépôts

BARBARA LAVERNOS DUPUIS	Director, Chief Technology and Operations Officer at L’Oréal

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

APPENDIX D
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
CAISSE DES DÉPÔTS
The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.
MANAGEMENT COMMITTEE
Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU-JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

APPENDIX E
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of
EPIC BPIFRANCE
The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.
DIRECTORS
Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

YANN POUËZAT	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

MARIE-ANNE LAVERGNE	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

NAOMI PERES	Director, Deputy General Secretary for Public Investment